June 16, 2022

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

      Re: Registration Statement on Form S-4 (Registration No. 333-264216)

To whom it may concern:

      Reference is made to the above-referenced registration statement, as amended (the "**Registration Statement**"), of Delwinds Insurance Acquisition Corp. (the "**Issuer**") under the Securities Act of 1933, as amended (the "**Securities Act**"), with respect to a proposed business combination transaction involving the Issuer, a special purpose acquisition company, and FOXO Technologies Inc., a Delaware corporation (the "**Transaction**"). The Registration Statement has not yet been declared effective as of the date and time of this letter.

      This letter is to advise you that, effective as of June 16, 2022, our firm has resigned from, or ceased or refused to act in, every capacity and relationship in which we were described in the Registration Statement as acting or agreeing to act with respect to the Transaction.

      Therefore, we hereby advise you and the Issuer, pursuant to Section 11(b)(1) of the Securities Act, that none of our firm, any person who controls it (within the meaning of either Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934, as amended) or any of its affiliates (within the meaning of Rule 405 under the Securities Act) will be responsible for any part of the Registration Statement. This notice is not intended to constitute an acknowledgment or admission that we have been or are an underwriter (within the meaning of Section 2(a)(11) of the Securities Act or the rules and regulations promulgated thereunder) with respect to the Transaction.

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Sincerely,

Deutsche Bank Securities Inc.

By: _____
Name: Steve Valentino
Title: Managing Director

By: _____
Name: Scott Little john
Title: Managing Director

cc: John Stickel, Securities and Exchange Commission
       Susan Block, Securities and Exchange Commission
       Michael Henderson, Securities and Exchange Commission
       Robert Klein, Securities and Exchange Commission
       Jon Sabes, Chief Executive Officer of FOXO Technologies, Inc.

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